3/1/06 SS

[redacted]

SECUR 06002332 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBE
8-7221

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/30/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Merrill Lynch World Headquarters – North Tower World Financial Center
(No. and Street)

New York	**New York**	**10080**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joseph F. Regan **(201) 671-0606**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/16/06

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED AND SUBSIDIARIES
(S.E.C. I.D. No. 8-7221)

CONSOLIDATED BALANCE SHEET AS OF ENDED DECEMBER 30, 2005 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch, Pierce, Fenner & Smith Incorporated:

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") as of December 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries at December 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 30, 2005

(Dollars in Millions, Except Per Share Amount)

ASSETS	
Cash and cash equivalents	$ 2,593
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	4,775
Securities financing transactions	
Receivables under resale agreements	11,735
Receivables under securities borrowed transactions	39,124
	50,859
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $1,936)	
Equities and convertible debentures	7,384
Corporate debt and preferred stock	7,103
Mortgage and asset-backed	6,887
Contractual agreements	4,411
Municipals	2,510
Money markets	1,951
U.S. Government and agencies	404
Non-U.S. Government and agencies	321
	30,971
Securities received as collateral	3,829
Receivables from affiliated companies	32,981
Other receivables	
Customers (net of allowance for doubtful accounts of $23)	10,585
Brokers and dealers	6,464
Interest and other	4,105
	21,154
Other investments	817
Equipment and facilities (net of accumulated depreciation and amortization of $3,236)	984
Goodwill and other intangible assets	340
Other assets	722
Total Assets	$ 150,025

See Notes to Consolidated Balance Sheet.

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities financing transactions	
Payables under repurchase agreements	$ 32,092
Payables under securities loaned transactions	2,802
	34,894
Payables to affiliated companies	34,438
Trading liabilities, at fair value	
Equities and convertible debentures	7,068
Corporate debt and preferred stock	3,947
Contractual agreements	3,560
U.S. Government and agencies	2,224
Municipals	563
Non-U.S. Government and agencies	230
Mortgage and asset-backed	29
	17,621
Obligations to return securities received as collateral	3,829
Other Payables	
Customers	23,292
Brokers and dealers	14,405
Compensation and benefits	4,304
Interest and other	3,977
	45,978
Total	136,760
Subordinated borrowings	8,650
Stockholder's Equity	
Common stock, par value $1,000 per share; 1,200 shares authorized; 1,000 shares issued and outstanding	1
Paid-in capital	2,464
Accumulated other comprehensive loss, net of taxes	(11)
Retained earnings	2,161
Total Stockholder's Equity	4,615
Total Liabilities and Stockholder's Equity	$ 150,025

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 30, 2005
(Dollars in Millions, Except Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), provides investment, financing, and related services to individuals and institutions on a global basis. Services provided to clients include securities brokerage, trading, and underwriting; investment banking, strategic advisory services, including mergers and acquisitions, and other corporate finance activities; origination, brokerage, dealer and related activities in swaps, options, forwards, exchange-traded futures, other derivatives and foreign exchange products; securities clearance and settlement financing services and investment advisory and related record keeping services. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"). The Company's principal subsidiary is Merrill Lynch Professional Clearing Corp. ("MLPCC").

Basis of Presentation—The Consolidated Balance Sheet includes the accounts of MLPF&S and its subsidiaries and are presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices. Intercompany transactions and balances have been eliminated.

The Consolidated Balance Sheet is presented in U.S. dollars. The Company's non-U.S. subsidiary has a functional currency (i.e., the currency in which activities are primarily conducted) of Singapore dollars. The non-U.S. subsidiary's assets and liabilities are translated to U.S. dollars at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in the entity's functional currency and related hedging, net of related tax effects, are reported in stockholder's equity as a component of *Accumulated other comprehensive loss.* At December 30, 2005, approximately $28,391 of assets, $24,918 of liabilities and $1,400 of subordinated borrowings were attributable to consolidated subsidiaries. The aggregate stockholder's equity of these subsidiaries was $2,073 at December 30, 2005.

Use of Estimates—In presenting the Consolidated Balance Sheet, management makes estimates regarding certain trading inventory valuations and investment securities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, the realization of deferred tax assets and tax reserves, certain costs allocated by the Parent, customer award liabilities, valuation of employee stock options, and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact to the Consolidated Balance Sheet. It is possible that such changes could occur in the near term.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of financial instruments are disclosed in Note 5.

Trading Assets and Liabilities—Fair values of trading securities are based on quoted market prices, pricing models, or management's estimates of amounts to be realized on settlement assuming current market conditions and an orderly disposition over a reasonable period of time. See the *Trading Assets and Liabilities* section for additional information.

Legal and Other Reserves— The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a diversified financial services institution. The Company is also involved in investigations and/or proceedings by governmental and self-regulatory agencies. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies,* the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be.

Impairment of Goodwill and other intangible assets— SFAS No. 142 *Goodwill and Other Intangible Assets*, requires the Company to make certain subjective and complex judgments, including assumptions and estimates used to determine the fair value. The estimates used are based on historical experience, current knowledge, and available external information about future trends.

Employee Stock Options— The fair value of stock options is estimated as of the grant date based on a Black-Scholes option pricing model. The Black-Scholes model takes into account the exercise price, expected life of the option, current price of the underlying stock and its expected volatility, expected dividends and the risk-free interest rate for the expected term of the option. Judgment is required in determining certain of the inputs to the model. The expected life of the option is based on an analysis of an employee's historical exercise behavior. The expected volatility is based on the Parent's historical monthly stock price volatility for the same number of months as the expected life of the option. The fair value of the option, estimated at grant date, is not adjusted for subsequent changes in assumptions.

Income Taxes— Deferred tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. The Company assesses its ability to realize deferred tax assets primarily based on the earnings history and future earnings potential of the legal entities to which the deferred tax assets are attributable as discussed in SFAS No. 109, *Accounting for Income Taxes.* See Note 13 to the Consolidated Balance Sheet for further discussion of income taxes.

Balance Sheet Captions—The following are descriptions related to specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations— The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers (also referred to as "matched-book" transactions), finance firm inventory positions, obtain securities for settlement, and earn residual interest rate spreads. The Company also engages in securities financing for customers through margin lending. See the *Other Receivables and Payables - Customer Transactions* section for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. See the *Derivatives* section for additional information on the accounting policy for derivatives.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not offset on the Consolidated Balance Sheet.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

Transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral are recognized on the Consolidated Balance Sheet as an asset, representing the securities received (*Securities received as collateral*), and a liability for the same amount, representing the obligation to return those securities (*Obligations to return securities received as collateral*).

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities brokerage, trading and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative financial instruments used for trading purposes or for managing risk exposure in other trading inventory. See the *Derivatives* section for additional information on the accounting policy for derivatives.

Trading assets and other cash instruments are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Fair values of trading assets and liabilities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's best estimates of amounts to be realized on settlement; assuming current market conditions and an orderly disposition over a reasonable period of time. As previously noted, estimating the fair value of certain trading assets and liabilities requires significant management judgment.

Derivatives—A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies).

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. Derivatives are often referred to as off-balance sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes the legal right of setoff exists under an enforceable netting agreement. Derivative instrument transactions are included in *Contractual agreements* on the Consolidated Balance Sheet. Such transactions with affiliates are included in affiliated company balances.

Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are determined

using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions, which may impact the level of precision in the Consolidated Balance Sheet. For long-dated and illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to mark all positions consistently when only a subset of prices are directly observable. Values for non-exchange traded derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models based on experience to correlate more closely to the market risk of these instruments.

Valuation adjustments are an integral component of the mark-to-market process and are taken for individual positions where either the sheer size of the trade or other specific features of the trade or particular market (such as counterparty credit quality or concentration or market liquidity) requires the valuation to be based on more than the simple application of the pricing models.

Other Receivables and Payables—Customer Transactions—Customer securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Brokers and Dealers Receivables and Payables—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. Broker and dealer receivables and payables also include amounts related to futures contracts transacted on behalf of customers.

Interest and Other Receivables and Payables—Interest and other receivables include interest receivable on corporate and government obligations, customer receivables, stock borrowed transactions, receivables from commissions and fees, dividends and income taxes. Interest and other payables include interest payable for corporate and government obligations, customer payables, stock loan transactions, reserves and income taxes.

Compensation and Benefits Payables—Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Investing Activities—The Company holds certain equity investments at fair value that are included in *Other investments*. The cost basis of each investment sold is specifically identified for purposes of computing realized gains and losses. Fair value of investments, including partnership interests, is estimated using a number of methods, including earnings multiples, cash flow analyses, and review of underlying financial conditions and other market factors. Accordingly, the

Company's current estimate of fair value and the ultimate realization on these investments may differ.

Equipment and Facilities—Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by the Parent based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Qualifying costs incurred in the development of internal-use software are capitalized when costs exceed $5 and amortized over the useful life of the developed software, generally not exceeding three years.

Goodwill and Other Intangibles— Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. In accordance with SFAS No. 142, goodwill and indefinite-lived intangible assets are tested annually (or more frequently under certain conditions) for impairment. Other intangible assets are amortized over their useful lives. There are no intangible assets that were considered to be indefinite-lived at December 30, 2005. The Parent has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the reporting units to which goodwill related exceeded the carrying value of such reporting units. Accordingly, no goodwill impairment loss has been recognized.

Other Assets—Other assets consist primarily of prepaid pension expense related to plan contributions in excess of obligations, other prepaid expenses, deferred deal related expenses and other deferred charges.

Borrowing Activities—Funding is principally obtained through loans from the Parent (see Note 8) and repurchase agreements.

Income Taxes—The results of operations of the Company and its wholly owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate. The Parent is under examination by the Internal Revenue Service (the "IRS") and other states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 is expected to be completed in 2006. IRS audits have also commenced for the 2004 and 2005 tax years. The Parent regularly evaluates the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. In appropriate cases, tax reserves have been established which are adjusted when there is more information available or when an event occurs requiring a change to the reserves. The reassessment of tax reserves could have a material impact on the Company's effective tax rate.

The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes.*

Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Deferred tax assets and liabilities are included in *Interest and other* receivables and *Interest and other* payables, respectively, on the Consolidated Balance Sheet. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See Note 13 for additional information.

New Accounting Pronouncements— On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), *Share-Based Payment,* a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123R"). In April 2005, the SEC delayed the effective date for SFAS No. 123R until the first fiscal year beginning after June 15, 2005. As a result of the SEC ruling, the Parent expects to adopt the provisions of SFAS No. 123R in the first quarter of 2006. The Parent adopted the provisions of SFAS No. 123 in the first quarter of 2004. Under the provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the fair value of the award. The Company recognizes expense over the vesting period stipulated in the grant for all employees. Such employees include those that have satisfied retirement eligibility criteria but are subject to a non-compete agreement that applies from the date of retirement through each applicable vesting period. Should a retirement-eligible employee actually leave the Company, all previously unvested awards are immediately charged to expense. SFAS No. 123R clarifies and amends the guidance of SFAS No. 123 in several areas, including measuring fair value, classifying an award as equity or as a liability, attributing compensation cost to service periods and accounting for forfeitures of awards.

On December 21, 2004, the FASB issued FASB Staff Position ("FSP"), 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.* The FSP provides guidance on the impact of the new tax law's one-time deduction for qualifying repatriations of foreign earnings made in 2005. The deduction can result in a lower tax rate on repatriation of certain foreign earnings where deferred taxes were previously established. To the extent that the cumulative undistributed earnings of non-U.S. subsidiaries were permanently reinvested, no deferred U.S. federal income taxes have been provided.

2. SUBSEQUENT EVENT

On February 16, 2006 the Company entered into agreements-in-principle settling 23 class actions that challenged the objectivity of the Company's research recommendations related to securities of Internet companies. As a result of this settlement and an accrual for other litigation-related matters in accordance with SFAS No. 5, *Accounting for Contingencies*, the Company has recorded a pre-tax charge of $170 ($102 after tax). See Note 10 for information regarding this and other litigation matters.

3. OTHER EVENTS

During the second quarter of 2005, MLPCC purchased PAX Clearing Corporation. The transaction was entered into in order to accelerate MLPCC's effort to build its equities and options clearing business, expand MLPCC's institutional client base, and enhance the service it provides to clients in this key business.

On December 2, 2005, the Company completed its acquisition of The Advest Group, Inc. ("Advest"). Prior to acquisition, Advest was a wholly-owned subsidiary of AXA Financial Inc. The Advest operations are conducted primarily through Advest, Inc., a registered broker-dealer. Total consideration for the acquisition as of December 30, 2005 amounted to $451. Approximately $248 of goodwill and $46 of intangible assets, which consist solely of customer relationships, were recorded as a result of this transaction. The net assets acquired from Advest as part of the acquisition totaled $157. The total consideration and purchase price allocation have not yet been finalized. The Company expects that all customer accounts of Advest will be converted onto the Company's clearing system by end of March 2006. Concurrent with this conversion, all customer accounts of Advest will become customers of the Company.

4. RELATED PARTY TRANSACTIONS

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions, and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing, financing and underwriting services with affiliated companies.

The Company clears certain securities and commodities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis. Pursuant to agreements, the Company receives or pays a fee for such services.

The Company also has been engaged by an affiliate to provide services to asset management customers. Pursuant to an agreement, the Company receives a fee for such services.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$24,055
Receivables under securities borrowed transactions	4,526
Uncollateralized, variable-rate term loans	1,868
Trading assets	1,004
Brokers and dealers	480
Other	1,048
	$32,981

Payables to affiliated companies are comprised of:

Due to Parent, net	$ 15,051
Brokers and dealers	9,086
Payables under securities loaned transactions	6,162
Uncollateralized, variable-rate term loans	1,495
Payables under repurchase agreements	1,207
Customers	1,040
Other	397
	$34,438

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include the following: $10,191 of U.S. dollar-denominated, uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate; and $1,495 of collateralized, short-term borrowings outstanding under three revolving loan agreements with available commitments totaling $1,800. Borrowings outstanding under these agreements, which mature 12 months following demand, are collateralized by fixed assets and securities.

5. TRADING ACTIVITIES

The Company's trading activities include providing securities brokerage, dealing, financing and underwriting services to both affiliated and third party clients. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary positions, along with the related hedging and financing.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by the Parent.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Interest rate agreements used by the Company include caps, collars, floors, basis swaps, leveraged swaps, and options. Interest rate caps and floors provide the purchaser with protection against rising and falling interest rates, respectively. Interest rate collars combine a cap and a floor, providing the purchaser with a predetermined interest rate range. Basis swaps are a type of interest rate swap agreement where variable rates are received and paid, but are based on different index rates. Leveraged swaps are another type of interest rate swap where changes in the variable rate are multiplied by a contractual leverage factor, such as four times three-month LIBOR (London Interbank Offered Rate). The Company's exposure to interest rate risk resulting from these leverage factors is typically hedged with other financial instruments.

Currency Risk—Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the end-user needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk—Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality, i.e., the additional yield that a debt instrument, issued by a AA-rated entity, must produce over a risk-free alternative (e.g., U.S. Treasury instrument). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Credit Risk* section.

Commodity Price Risk—The Company views its commodity contracts as financial instruments since they are generally settled in cash and not by delivery of the underlying commodity. Commodity price risk results from the possibility that the price of the underlying commodity may rise or fall.

Credit Risk—The Company is exposed to the risk of loss if an individual, counterparty or an issuer fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the *Market Risk* section.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk—The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 30, 2005, the Company's most significant concentration of net credit risk was with the U.S. Government and its agencies. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies and the related accrued interest receivable, amounted to $422 at December 30, 2005. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral for resale agreement and securities borrowed transactions at December 30, 2005 totaled $23,722, of which $23,468 was from affiliated companies.

The Company's most significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties. At December 30, 2005, the Company's aggregate exposure to credit risk associated with non-investment grade trading assets amounted to approximately $5,980.

Trading Derivatives—The Company's trading derivatives (*Contractual agreements*) consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or

risk management purposes. The table below presents fair values of the Company's trading derivatives as of December 30, 2005:

	Fair Value	
	Assets	Liabilities
Swap agreements	$ 3,361	$ 2,519
Options	1,099	1,204
Warrants	20	56

The above amounts include trading derivative assets of $69 and trading derivative liabilities of $219 with affiliated companies.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties, whenever possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure.

To reduce default risk, the Company requires collateral, principally U.S. Government and agency securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

6. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed securities, corporate debt, equity, and non-U.S. governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 30, 2005, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $158,569, of which $9,599 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $131,392, of which $40,225 have been sold or repledged to affiliated companies.

The Company pledges certain firm-owned assets which are included in *Trading assets* to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the

Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 30, 2005 are as follows:

Mortgage and asset-backed	$ 5,267
Corporate debt and preferred stock	4,193
Equities and convertible debentures	3,205
Municipals and money markets	100
	$ 12,765

7. SECURITIZATION TRANSACTIONS AND TRANSACTIONS WITH SPECIAL PURPOSE ENTITIES (SPEs)

In the normal course of business, the Company securitizes commercial and residential mortgage loans and municipal bonds. SPEs, often referred to as Variable Interest Entities or VIEs, are often used when entering into or facilitating securitization transactions. The Company's involvement with SPEs used to securitize financial assets includes: structuring and/or establishing SPEs; selling assets to SPEs; underwriting, distributing, and making markets in securities issued by SPEs; engaging in derivative transactions with SPEs; owning notes or certificates issued by SPEs; and/or providing liquidity facilities and other guarantees to SPEs.

The Company securitized assets of $79,915 for the year ended December 30, 2005.

In certain instances the Company retains interests in the senior tranche, subordinated tranche, and/or residual tranche of securities issued by SPEs created to securitize assets. The gain or loss on the sale of the assets is determined with reference to the previous carrying amount of the financial assets transferred, which is allocated between the asset sold and the retained interests, if any, based on their relative fair value at the date of transfer.

Retained interests are recorded in the Consolidated Balance Sheet at fair value. To obtain fair values, observable market prices are used if available. Where observable market prices are unavailable, the Company generally estimates fair value initially and on an ongoing basis based on the present value or expected future cash flows using management's best estimates of credit losses, prepayment rates, forward yield curves, and discount rates, commensurate with the risks involved. Retained interests in securitized assets were approximately $2,071 at December 30, 2005, which related to residential mortgage loan and commercial mortgage loan securitization transactions. The majority of retained interests consist of securities that have observable market prices. These retained interests are held as *Trading assets*.

For residential mortgage loan and commercial mortgage loan securitizations, the investors and the securitization trust have no recourse to the Company's other assets for failure of mortgage holders to pay when due.

The following table presents information on retained interests held by the Company at December 30, 2005 arising from the Company's residential mortgage loan and commercial mortgage loan securitization transactions. The sensitivities of the current fair value of the retained interests to an immediate 10% and 20% adverse change in assumptions and parameters are also shown.

	Residential Mortgage Loans	Commercial Mortgage Loans
Retained interest (fair value)	$1,919	$152
Weighted average life (in years)	4.5	7.5
Credit losses (rate per annum)	0.4%	0.0%
Impact on fair value of 10% adverse change	($7)	-
Impact on fair value of 20% adverse change	($12)	-
Weighted average discount rate	5.9%	5.2%
Impact on fair value of 10% adverse change	($44)	($5)
Impact on fair value of 20% adverse change	($84)	($9)
Prepayment speed (CPR)	25.3%	15.0%
Impact on fair value of 10% adverse change	($10)	($1)
Impact on fair value of 20% adverse change	($20)	($1)

CPR = Constant Prepayment Rate

The preceding table does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge risks including credit, interest rate and prepayment risks that are inherent in the retained interests. The Company employs hedging strategies that are structured to take into consideration the hypothetical stress scenarios above such that they would be effective in principally offsetting the Company's exposure to loss in the event these scenarios occur. In addition, the sensitivity analysis is hypothetical and should be used with caution. In particular, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Further, changes in fair value based on a 10% or 20% variation in an assumption or parameter generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the sensitivity analysis does not consider any hedging activity that the Company may take to mitigate the impact of any adverse changes in the key assumptions.

The weighted average assumptions and parameters used initially to value retained interests relating to securitizations that were still held by the Company as of December 30, 2005 were as follows:

	Residential Mortgage Loans	Commercial Mortgage Loans
Weighted average life (in years)	5.0	9.5
Credit losses (rate per annum)	0.4 %	-
Weighted average discount rate	5.4 %	5.9 %
Prepayment speed assumption (CPR)	24.2 %	15.0 %

CPR = Constant Prepayment Rate

The following table presents quantitative information about principal amounts outstanding and delinquencies of securitized financial assets as of December 30, 2005.

	Residential Mortgage Loans		Commercial Mortgage Loans	
Principal amount outstanding	$	39,241	$	8,011
Delinquencies		15		-

8. SUBORDINATED BORROWINGS

At December 30, 2005, subordinated borrowings and credit committed under agreements with the Parent consisted of the following:

	Maturity	Amount Outstanding		Total Available	
MLPF&S:					
Revolving Subordinated Loan	June 9, 2007	$	6,750	$	7,250
Cash Subordinated Loan	December 31, 2008		500		500
Subsidiary:					
Merrill Lynch Professional Clearing Corp.	June 2, 2007		1,400		1,850
		$	8,650	$	9,600

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on one-month LIBOR.

9. STOCKHOLDER'S EQUITY

MLPF&S is authorized to issue 1,000 shares of $25 par value preferred stock. At December 30, 2005, there were no shares issued.

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation— The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution. The general decline of equity securities prices between 2000 and 2003 resulted in increased legal actions against many firms, including the Company.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved in investigations and/or proceedings by governmental and self-regulatory agencies. The number of these investigations has also increased in recent years with regard to many firms, including the Company.

The Company believes it has strong defenses to, and where appropriate, will vigorously contest, many of these matters. Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines, or other relief. The Company may explore potential settlements before a case is taken through trial because of the uncertainty and risks inherent in the litigation process. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including most of the class action lawsuits disclosed in the Parent's public filings, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company as set forth in the Consolidated Balance Sheet.

The actions against the Company include but are not limited to the following:

IPO Allocation Litigation:

In re Initial Public Offering Antitrust Litigation: The Company is named as one of ten underwriting defendants in this consolidated class action filed in the United States District Court for the Southern District of New York. The complaint alleges that the defendants and unnamed co-conspirators violated antitrust laws by conspiring to "require from customers consideration in addition to the underwriters' discount for allocation of shares of initial public offerings of certain technology companies . . . and to inflate the aftermarket prices for such securities." On November 3, 2003, the district court granted the defendants' motions to dismiss the complaint. On September 28, 2005, the Second Circuit reversed the district court's decision dismissing the case, holding that the alleged conduct was not immune from the antitrust laws. On January 11, 2006, the Second Circuit denied defendants' petition for rehearing and rehearing en banc. The defendants are seeking a stay of further proceedings while they petition for Supreme Court review of the Second Circuit's decision.

In re Initial Public Offering Securities Litigation: The Company has been named as one of the defendants in approximately 110 securities class action complaints alleging that dozens of underwriting defendants, including the Company, artificially inflated and maintained the stock prices of the relevant securities by creating an artificially high aftermarket demand for shares. On October 13, 2004, the district court, having previously denied defendants' motions to dismiss, issued an order allowing certain of these cases to proceed against the underwriters as class actions. On June 30, 2005, the United States Court of Appeals for the Second Circuit entered an order agreeing to review the district court's order granting plaintiffs' motion for class certification. The matter has now been fully briefed, and the parties are awaiting a decision from the Court of Appeals.

IPO Underwriting Fee Litigation:

In re Public Offering Fee Antitrust Litigation and In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation: The Company is one of approximately two dozen defendants that have been named in purported class actions filed in the United States District Court for the Southern District of New York alleging that underwriters conspired to fix the "fee" paid to purchase certain initial public offering securities at 7% in violation of antitrust laws. These complaints have been filed by both investors and certain issuers in initial public offerings. On September 25, 2002, the court denied defendants' motion to dismiss the issuer claims. On February 24, 2004, the court granted defendants' motion to dismiss the investor claims for damages and penalties, and permitted the case to proceed only with regard to claim for injunctive relief. The parties are awaiting a decision on plaintiffs' motions for class certification in both the investor and issuer class actions.

Enron Litigation:

Newby v. Enron Corp. et. al.: On April 8, 2002, the Company was added as a defendant in a consolidated class action filed in the United States District Court for the Southern District of Texas against 69 defendants purportedly on behalf of the purchasers of Enron's publicly traded equity and debt securities during the period October 19, 1998 through November 27, 2001. The complaint alleges, among other things, that the Company engaged in improper transactions in the fourth quarter of 1999 that helped Enron misrepresent its earnings and revenues in the fourth quarter of 1999. The complaint also alleges that the Company violated the securities laws in connection with its role as an underwriter of Enron stock, its research analyst coverage of Enron stock, and its role as placement agent for and limited partner in an Enron-controlled partnership called LJM2. On December 19, 2002 and March 29, 2004, the court denied the Company's motions to dismiss. On July 27, 2005, the Company filed a Motion for Judgment on the Pleadings based, in part, on the Supreme Court's April 19, 2005, decision in Dura Pharmaceuticals v. Broudo, which addressed the standards for pleading and proving loss causation. On August 3, 2005, plaintiff filed a Motion for Partial Summary Judgment against the Company, which seeks a judgment that the Company knowingly committed deceptive acts in furtherance of a scheme to defraud. The Company is opposing that motion. In addition, the defendants, including the Company, are awaiting a decision on plaintiffs' motion for class certification. A trial date has been set for October 16, 2006.

In re Enron Corp.: On September 24, 2003, Enron Corporation filed an adversary proceeding in the United States Bankruptcy Court for the Southern District of New York against a large collection of financial institutions, including the Company. An amended complaint was filed on December 5, 2003. The complaint alleges that the conduct of the Company and other bank defendants contributed to Enron's bankruptcy.

Other Litigation: Dozens of other actions have been brought against the Company and other investment firms in connection with their Enron-related activities, including actions by state pension plans and other state investment entities that purchased Enron securities and actions by other purchasers of Enron securities. There has been no adjudication of the merits of these claims.

Research Litigation:

In re Merrill Lynch & Co., Inc. Research Reports Securities Litigation: Beginning in 2001, the Company was named in class actions that challenged the objectivity of the Company's research recommendations related to securities of Internet companies. As a result of the dismissal or abandonment of many of these cases and the February 16, 2006, settlements in principle of others (which settlements are subject to further documentation and court approvals), only two of these class actions are actively being litigated. The Company is vigorously defending these two remaining actions, one of which, *Dabit v. Merrill Lynch,* is now before the United States Supreme Court, and the other of which, *In re Merrill Lynch & Co., Inc. Shareholders Litigation*, is pending in the United States District Court for the Southern District of New York.

In re Merrill Lynch Tyco Research Securities Litigation: On June 4, 2003, shareholders of Tyco International filed a class action in the United States District Court for the Southern District of New York alleging that a former Company research analyst engaged in a variety of improper practices in connection with research analysis on Tyco International. On February 18, 2004, the court granted the Company's motion to dismiss the claims related to Tyco. Plaintiffs have appealed the dismissal of their action to the United States Court of Appeals for the Second Circuit.

Global Crossing Litigation:

In re Global Crossing Ltd. Securities Litigation: On or about January 28, 2003, several dozen entities, including the Company, were named as defendants in a class action filed in the United States District Court for the Southern District of New York. Plaintiffs asserted claims against the Company in connection with a March 1999 fairness opinion that the Company issued to the Board of Directors of Global Crossing in connection with its acquisition of Frontier Corporation, and in connection with two Global Crossing securities offerings that took place in April 2000 in which the Company was a member of the underwriting syndicate. On December 18, 2003, the court granted the Company's motion to dismiss the claims related to the issuance of the fairness opinion but denied the Company's motion to dismiss with regard to its role as an underwriter for the April 2000 offerings.

Boston Chicken Litigation:

BCI Trustee Litigation: The Plan Trustee, appointed by the Boston Chicken Inc. ("BCI") Plan of Reorganization, has filed claims against numerous defendants, including the Company and other underwriters, alleging damages to BCI resulting from debt and equity offerings in which the underwriters participated between 1993 and 1997. The Plan Trustee's suit is pending in federal district court in Phoenix, Arizona. In January 2006, this matter was settled (subject to court approval) for an amount that did not have a material effect on the Company's financial condition or results of operations. The detailed terms and conditions of the settlement are confidential.

Sale of Mutual Fund Shares:

Since May 2004, four putative class actions have been filed in the United States District Court for the Southern District of New York against the Company. These cases allege that the Company

failed to disclose incentives to mid-level managers to maximize the sale of mutual funds carrying the Merrill Lynch brand name and that these mid-level managers pressured financial advisers to maximize the sale of these funds. The Company is seeking the dismissal of these actions. In addition, the Company is a defendant in a putative class action captioned Thomas J. DeBenedictis v. The Company & Co., et al., which was filed in the United States District Court for the District of New Jersey. This putative class action alleges that the registration statements and prospectuses for the Merrill Lynch Funds should have stated, but omitted to state, that for certain investors Class B shares are inherently inferior to Class A, C, and D shares. On February 21, 2006, the court granted the Company's motion to dismiss this action.

Market Timing Class Action:

In October 2004, a securities class action was filed against a large number of defendants, including the Company, in the United States District Court for the District of Maryland and was subsequently consolidated as part of In re Mutual Funds Investment Litigation, MDL 1586. With regard to the Company, the complaint alleges that between November 1, 1998 and September 3, 2003, the Company violated federal securities laws in connection with serving as a broker-dealer intermediary on behalf of certain other defendants who allegedly engaged in market timing trading strategies in mutual fund shares. On November 3, 2005, the court granted the Company's motion to dismiss these actions.

Leases—The Company has entered into various non-cancelable long-term lease agreements for premises and equipment that expire through 2024, including the World Financial Center Headquarters ("WFC"). The Company has also entered into various non-cancelable short-term equipment leases.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 30, 2005 are presented below:

	WFC	Other	Total
2006	$ 99	$ 236	$ 335
2007	99	214	313
2008	99	175	274
2009	99	144	243
2010	99	116	215
Thereafter	273	202	475
Total	$ 768	$ 1,087	$ 1,855

The minimum rental commitments shown above have not been reduced by $315 of minimum sublease rentals to be received in the future under non-cancelable subleases. The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Other Commitments—In the normal course of business, the Company enters into commitments for underwriting transactions. Settlement of these transactions as of December 30, 2005 would not have had a material effect on the consolidated financial condition of the Company.

The Company also obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $27 at December 30, 2005.

The Company has entered into agreements with providers of market data, communications, and systems consulting services. At December 30, 2005, minimum fee commitments over the remaining life of these agreements aggregated $466.

Guarantees—The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57 and 107, and Rescission of FASB Interpretation No. 34.* FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps (contracts that require the Company to pay the counterparty the par value of a referenced security if that referenced security defaults). The Company does not monitor, for accounting purposes, whether its clients enter into these derivative contracts for speculative purposes or hedging purposes. Accordingly, the Company has disclosed below information about certain types of written options that can potentially be used by clients to protect against changes in an underlying security, regardless of how the contracts are used by the client.

For certain derivative contracts such as written interest rate caps and written currency options, the maximum payout could theoretically be unlimited, because, for example, the rise in interest rates or changes in foreign exchange rates could theoretically be unlimited. In addition, the Company does not monitor its exposure to derivatives in this manner. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts.

The Company records all derivative transactions at fair value on its Consolidated Balance Sheet. As noted above, the Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

These guarantees and their expiration are summarized below:

Type of Guarantee	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Carrying Value
Derivative contracts [1]	$ 3,723	$ 1,287	$ 1,393	$ 954	$ 89	$ 213
Performance guarantee [2]	6					

(1) As noted above, the notional value of derivative contracts is provided instead of the maximum payout amount, although the notional value should not be considered as a reliable indicator of the Company's exposure to these contracts.

(2) Relates to MLPCC guaranteeing on behalf of a client with a foreign stock exchange. This guarantee is secured by the assets of the client's accounts and has no expiration. No contingent liability is recorded since it is fully collateralized.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the Consolidated Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the Consolidated Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearing house. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

11. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other postemployment benefits to its employees under plans sponsored by the Parent.

Defined Contribution Plans—The U.S. defined contribution plans consist of the Retirement Accumulation Plan ("RAP") and the 401(K) Savings & Investment Plan ("401(K)"). These plans cover substantially all U.S. employees who have met service requirements.

***Defined Benefit Pension* Plans**—The Parent has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions—The Company provides health and life insurance benefits to retired employees under Parent-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. At December 30, 2005, neither the Company nor the Parent had funded these plans. A postretirement benefit obligation of $39 has been recorded as a liability to the Parent.

Postemployment Benefits—The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. Although all full-time employees are eligible for severance benefits, no additional amounts were accrued as of December 30, 2005, since future severance costs are not estimable.

12. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by the Parent which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Employee Stock Compensation Plan ("ESCP"), the Equity Capital Accumulation Plan ("ECAP"), the Employee Stock Purchase Plan ("ESPP"), the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

LTICP, ESCP and ECAP—LTICP, ESCP and ECAP provide for grants of equity and equity-related instruments of the Parent to certain key employees of the Company. The costs associated with these plans are allocated to the Company by the Parent.

ESPP—The ESPP, which is approved by Parent's shareholders, allows eligible employees to invest from 1% to 10 % of their eligible compensation to purchase the Parent's common stock, subject to legal limits. Beginning January 15, 2005, purchases were made at a discount equal to 5% of the average high and low market price on the relevant investment date. Purchases for the 2004 plan year were made without a discount. Prior to the 2004 plan year purchases were made with a discount generally equal to 15% of the average high and low market price on the relevant investment date.

FACAAP—Under FACAAP, eligible employees in the Company's Private Client group are granted awards generally based upon their prior year's performance. Payment for an award is contingent upon continued employment for a period of time and is subject to forfeiture during that period. Awards granted in 2003 and thereafter are generally payable eight years from the date of grant in a fixed number of shares of the Parent's common stock. For outstanding awards granted prior to 2003, payment is generally made ten years from the date of grant in a fixed number of shares of the Parent's common stock unless the fair market value of such shares is less than a specified minimum value, in which case the minimum value is paid in cash. In 2005, the Company had $747 included in *Compensation and benefits liabilities* for FACAAP.

Other Compensation Arrangements—The Company participates in Parent-sponsored deferred compensation plans in which employees who meet certain minimum compensation threshold may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various Merrill Lynch mutual funds and other funds including certain Parent-sponsored investment vehicles that qualify as employee securities companies. The Company also participates in several Parent sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 30, 2005, accrued liabilities for these plans and grants totaled $1,287 and are recorded in *Compensation and benefits* liabilities.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 30, 2005, the Company had such investments totaling $707 in *Other investments* on the Consolidated Balance Sheet, and a derivative transaction with an affiliate effectively hedging an additional $804 of the Company's liabilities.

13. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate. At December 30, 2005, the Company had a current tax payable to the Parent of $34.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount on the Consolidated Balance Sheet. These

temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 30, 2005, which are included in *Interest and other* receivables, are comprised of:

Deferred compensation	$ 956
Stock options	699
Valuation and other reserves [(1)]	281
Restricted stock/Restricted units	269
Depreciation	63
Employee benefits and pension	22
Restructuring	17
Other, net	263
Net deferred tax asset	$ 2,570

(1) Primarily related to *Trading assets* and *Other liabilities*

Valuation allowance at December 30, 2005 was less than $1.

At December 30, 2005, the Company had U.S. net operating loss carryforwards of approximately $32, which is available to offset future taxable income, if any, for fiscal years ending in 2006 through 2025.

The Parent is under examination by the IRS and other states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 is expected to be completed in 2006. IRS audits have also commenced for the 2004 and 2005 tax years. The Parent regularly evaluates the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. In appropriate cases, tax reserves have been established which are adjusted when there is more information available or when an event occurs requiring a change to the reserves. The reassessment of tax reserves could have a material impact on the Company's effective tax rate.

14. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 (the "Act") and capital requirements of the CFTC. Under the alternative method permitted by the Rule, the minimum required net capital, as defined, shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $500. At December 30, 2005, MLPF&S regulatory net capital of $3,805 was approximately 25.4% of ADI, and its regulatory net capital in excess of the minimum required was $3,301. The CFTC also requires that minimum net capital should not be less than 8% of the total customer risk margin requirement plus 4% of the total non-customer risk margin requirement. At December 30, 2005, MLPF&S regulatory net capital of $3,805 exceeded the CFTC minimum requirement of $388 by $3,417.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net

capital at December 30, 2005 as defined by these regulatory authorities is $1,151 and $1,101, respectively.

Advest, a subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 30, 2005, as defined by these regulatory authorities is $66 and $65, respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 30, 2005 customer reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of customers' qualified securities with a contract value of $12,910 and $550, respectively. Securities for both companies were obtained under resale agreements with an affiliate. Additionally, MLPCC deposited $250 of cash into a money market deposit special reserve account for the exclusive benefit of customers.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 30, 2005 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $140 and $200, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 30, 2005, assets segregated and secured and held in separate accounts totaled $9,036 and $952 and exceeded requirements by $1,900 and $301 for MLPF&S and MLPCC, respectively.

On December 23, 2004, the SEC granted MLPF&S an exemption from the application of the standard net capital requirements of the Rule, pursuant to SEC rule amendments adopted on June 8, 2004. As a condition of this exemption, the Parent has consented to group wide supervision by the SEC. The rule amendments are intended to reduce regulatory capital costs for broker-dealers by allowing very highly capitalized firms that have comprehensive internal controls and risk management practices in place to use their mathematical risk models to calculate certain regulatory capital deductions.

As a result, and beginning as of January 3, 2005, MLPF&S computed certain net capital deductions under the SEC rule amendments. MLPF&S has reduced and subject to regulatory approval, expects to further reduce its excess net capital so as to realize the benefits of the rule amendments. During 2005, MLPF&S with the approval of the SEC and the New York Stock Exchange, made payments totaling $2,500 to its Parent, consisting of $1,700 in dividends and a subordinated debt repayment of $800. Notwithstanding the foregoing, the customer protection requirement of Rule 15c3-3 and the Rule's minimum net capital requirements, as discussed above, continue to apply. Furthermore, the new rule amendments also require MLPF&S to maintain tentative net capital of at least $1,000 and net capital of $500.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch World Headquarters
World Financial Center – North Tower
250 Vesey Street
New York, New York 10080

In planning and performing our audit of the consolidated financial statements of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") for the year ended December 30, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed

in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 30, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP